Exhibit 99.1

QIWI Joins R3 Consortium

NICOSIA, CYPRUS – October 12, 2016 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced that it has joined financial innovation firm R3’s consortium, to collaborate on design and potential application of distributed and shared-ledger inspired technologies to global financial markets. As a member of R3, QIWI joins over 60 leading financial institutions focused on building the next generation of global financial services technology.

QIWI is the first company from Eastern Europe to join the global network of R3 partners working together in the unique environment of the R3 Lab and Research Centre, which has quickly become a center of gravity for collaborative research and testing of distributed and shared-ledger inspired technologies. QIWI’s participation will further increase footprint of the R3 consortium in new markets and regions.

The R3 team of financial industry visionaries, technologists and blockchain and cryptocurrency experts collaborate with consortium members on research, exploration, design and engineering to help advance this technology and enable it to meet the requirements that banks have in respect of identification, privacy, security, scalability, interoperability and integration with legacy systems.

“QIWI is thoroughly involved in developing and testing blockchain projects and ideas that can be directly applied to its core payment market. We believe that blockchain projects that we are currently working on can be applied on one of the R3 platforms and have great potential to be favorably perceived by regulated financial institutions,” said Sergey Solonin, QIWI’s chief executive officer. “QIWI is working closely with national regulators and domestic financial institutions in order to familiarize the market with these technologies. At the moment, we are at the stage of international integration. The capabilities of distributed and shared-ledger inspired technologies are very exciting for us and can help us upgrade and improve the technologies underlying our core business. Our goal with R3 is to explore this emerging technology space as we shape the future of payments and transactions throughout collaborative research with other members of the consortium.”

David Rutter, CEO of R3, comments: “The addition of QIWI is a further milestone for R3. Eastern Europe is a key region for us as we expand our network of consortium members and continue to develop truly global applications for this groundbreaking technology.”

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.2 million virtual wallets, over 164,000 kiosks and terminals, and enabled merchants to accept over RUB 67 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

About R3

R3 is leading a consortium with over 60 of the world’s largest financial institutions to develop ground-breaking commercial applications for the financial services industry that leverage the appropriate elements of distributed and shared ledger technology.

Operating in New York, London and San Francisco, the R3 team is made up of financial industry veterans, technologists, and new tech entrepreneurs, bringing together expertise from electronic financial markets, cryptography and digital currencies.

The R3 Lab and Research Centre has quickly become a centre of gravity for collaborative research and testing of distributed and shared-ledger inspired technologies, and is where R3 works with its partners to define, design and deliver the next generation of financial infrastructure.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com